Securities and Exchange Commission

Washington, D.C.  20549

Form 11-K

Annual Report

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2003

A. Full title of the plan:

PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY  10036

PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

The Trustees of the plan are Francis N. Bonsignore and Sandra S. Wijnberg. Mr. Bonsignore is Senior Vice President - Executive Resources & Development of MMC. Ms. Wijnberg is Senior Vice President and Chief Financial Officer of MMC. The Benefits Administration Committee of MMC has been appointed as Plan Administrator. The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The financial statements of the Plan are included in this Form 11-K and consist of the statements of net assets available for plan benefits as of December 31, 2003 and 2002, and the statements of changes in net assets available for plan benefits for the years ended December 31, 2003 and 2002 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) of Putnam Investments, Inc. Profit Sharing Retirement Plan have duly caused this annual report to be signed this 28th of June 2004 by the undersigned thereunto duly authorized.

                              PUTNAM INVESTMENTS

                              PROFIT SHARING RETIREMENT PLAN

                              By /s/
                                 -------------------------
                                 Patricia A. Agnello
                                 Delegate of Benefits
                                 Administration Committee
                                 Plan Administrator for
                                 Putnam Investments Profit
                                 Sharing Retirement Plan


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 2-65096 and 333-69774 of Marsh & McLennan Companies, Inc. on Form S-8 of our report dated June 22, 2004, appearing in this Annual Report on Form 11-K of the Putnam Investments Profit Sharing Retirement Plan for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 28, 2004


Putnam Investments Profit Sharing Retirement Plan

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm


PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                          Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003
AND 2002:

Statements of Net Assets Available for Benefits                            2

Statements of Changes in Net Assets Available for Benefits                 3

Notes to Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
(Held at End of Year)                                                   9-10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Putnam Investments
Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Putnam Investments Profit Sharing Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 22, 2004


PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
------------------------------------------------------------------------------
                                                          2003            2002

ASSETS:

Investments--at fair value                        $430,167,696    $328,262,466
Participant loans                                   10,611,759       8,517,015
                                                  ------------    ------------

  Total investments                                440,779,455     336,779,481

Receivables:

Employer contributions receivable                   35,180,860      35,378,223
Participant contributions receivable                 1,309,062       1,412,410
                                                  ------------    ------------
Total receivables                                   36,489,922      36,790,633
                                                  ------------    ------------

NET ASSETS AVAILABLE FOR  BENEFITS                $477,269,377    $373,570,114
                                                  ============    ============

See notes to financial statements.



PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
------------------------------------------------------------------------------
                                                          2003            2002
Investment activity:
  Net appreciation (depreciation) in fair
  value of investments                             $73,741,586    $(69,687,720)
  Dividend income                                    5,345,191       4,848,731
  Interest income                                    1,831,476       1,576,064
  Investment activity -- net                        80,918,253     (63,262,925)
Contributions:
  Employer                                          35,180,860      35,378,223
  Participants                                      20,143,425      21,043,559
  Total contributions                               55,324,285      56,421,782

DEDUCTIONS - Benefits paid to participants         (32,543,275)    (26,600,808)


NET INCREASE (DECREASE)                            103,699,263     (33,441,951)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                373,570,114     407,012,065
  End of year                                     $477,269,377    $373,570,114

See notes to financial statements.


PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

The following description of the Putnam Investments Profit Sharing Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan sponsored by Putnam Investments LLC ("Putnam") and its subsidiaries (the "Company"). Putnam is a wholly owned subsidiary of Putnam Investments Trust, which is ultimately a majority-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Plan is for the benefit of the Company's employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code") and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan document was amended on November 18th, 2003 to identify the Benefits administration committee of MMC as the Plan administrator. The Plan document was also amended and restated on January 1, 2001 to comply with the applicable provisions of tax acts referred to as GUST. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

An employee is eligible to become a participant under the profit-sharing portion of the Plan upon the completion of 12 months of service. An employee is eligible to become a participant in the salary-deferral portion of the Plan upon commencement of employment. A participant must be employed on the last day of the Plan's fiscal year (December 31) to be eligible for his or her portion of the Company's contribution for that year.

Contributions -- Company contributions are determined at the discretion of the Company's Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code. During the years ended December 31, 2003 and 2002, the Company contributed 15% of eligible compensation.

It is the intention of the Trustees that the salary deferral portion of the Plan be qualified under Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll and that the Company shall contribute this amount to the Plan on behalf of the participants. Unless otherwise directed by the employee, all new employees contribute 3% of their total earnings to the salary-deferred portion of the Plan. The market value of assets relating to the salary savings program at December 31, 2003 and 2002 was $115,778,720 and $83,898,552, respectively.

Voluntary employee contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment but may withdraw their contributions subject to certain restrictions.

Investment Programs -- The Plan allows each participant to elect to have participant contributions, Company contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

(1) Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam acts as an investment adviser ("Putnam-sponsored mutual funds").

(2) Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, guaranteed investment contract products are offered through the investment in the Putnam Fiduciary Trust Company Stable Value Fund.

(3) MMC common stock (MMC is the parent company of Putnam).

(4) Other investment options approved by the Board of Directors of Putnam, the trustees of the Plan (the "Trustees"), and the chief executive officer of MMC. There were no investments in this option at December 31, 2003 or 2002.

Participant and Company contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment.

With proper notification, participants may elect to change their investment in either their participation or voluntary accounts up to once a day.

Vesting -- The vesting of Company contributions is as follows:

                                                            Vested Interest
Years of continuous service:
Less than two                                                    None
Two but less than three                                           25%
Three but less than four                                          50%
Four but less than five                                           75%
Five or more                                                     100%
If a participant reaches age 59?, dies, or becomes disabled      100%

Participants are automatically fully vested in their voluntary and rollover contributions.

Forfeitures -- Forfeitures of invested Company contributions are used to reduce future Company contributions one year after the fiscal year in which the forfeitures occur. At December 31, 2003 and 2002, forfeited non-vested accounts totaled $1,569,495 and $1,265,721, respectively. Reduction of Company contributions amounted to $1,265,721 and $1,644,468 in 2003 and 2002, respectively, for forfeitures that occurred in 2002 and 2001, respectively.

Participant Accounts -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Company contributions are allocated annually based on a uniform percentage of eligible earnings per participant.

Payment of Benefits -- Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Upon participant request, such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than 60 days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each business day.

Participant Loans -- Upon the approval of the Retirement Savings Plan Committee, appointed by the Plan administrator, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant's account. All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate equal to the prime rate at the time the loan originated. Loans outstanding at December 31, 2003 and 2002 were $10,611,759 and $8,517,015, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting -- The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investment transactions are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Administrative Expenses--Expenses of the Plan have been paid by the Company, but such payment is at the Company's discretion.

Benefits--Benefits to participants are recorded when paid.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

                                                      2003           2002

Putnam Money Market Fund                       $44,306,288    $39,943,548
Putnam Voyager Fund                             29,891,395     23,553,525
Putnam New Opportunities Fund                   27,541,240     20,576,944
The Putnam Fund for Growth and Income           25,900,370     20,326,365
Putnam Stable Value Fund                        29,814,645     23,355,227
Putnam International Equity Fund                24,098,719     18,711,029

During the years ended December 31, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

                                                      2003           2002

Investments at fair value, based on quoted
market prices:
Putnam-sponsored mutual funds                  $72,878,679   $(67,748,445)
MMC common stock, 343,778 and 323,311
shares, respectively                               862,907     (1,939,275)

Total                                          $73,741,586   $(69,687,720)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. SUBSEQUENT DISTRIBUTIONS

At December 31, 2003 and 2002, amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,646,793 and $1,017,871, respectively. These amounts by investment type are as follows:

Source                                                2003           2002

Mutual funds                                    $1,529,873       $900,652
Stable Value Fund -- guaranteed
investment products                                 83,844         85,159
MMC common stock*                                   33,076         32,060

Total                                           $1,646,793     $1,017,871

*Putnam and MMC are parties-in-interest to the Plan.

6. TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on December 6, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter, however the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of Putnam-sponsored mutual funds and collective trust. Putnam is the Plan sponsor as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held 343,778 and 323,311 shares, respectively, of common stock of MMC, the parent company of the sponsoring employer, with a cost basis of $14,090,462 and $13,243,193, respectively, and with a fair value of $16,463,546 and $14,940,179, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income of $426,578 and $310,734, respectively.

                          *  *  *  *  *  *


PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------------
                                                                        (c) Description of                      (e) Current
(a)       Shares            (b) Identity of Issue                           Investment                (d) Cost **    Value
                      MUTUAL FUNDS AND COLLECTIVE TRUSTS:
*     44,306,288      Putnam Money Market Fund                            Registered Investment Company          44,306,288
*      1,832,704      Putnam Voyager Fund                                 Registered Investment Company          29,891,395
*     29,814,645      Putnam Stable Value Fund                            Collective Trust                       29,814,645
*        709,643      Putnam New Opportunities Fund                       Registered Investment Company          27,541,240
*      1,460,822      The Putnam Fund for Growth and Income               Registered Investment Company          25,900,370
*        277,716      Putnam International Growth & Income Fund           Registered Investment Company           2,754,946
*        996,458      The George Putnam Fund of Boston                    Registered Investment Company          16,959,722
*      1,616,848      Putnam Vista Fund                                   Registered Investment Company          13,371,331
*        878,265      Putnam Small Cap Value Fund                         Registered Investment Company          14,895,375
*      1,756,528      Putnam OTC Emerging Growth Fund                     Registered Investment Company          12,278,130
*        178,530      Putnam Health Sciences Trust                        Registered Investment Company          10,590,399
*        989,621      Putnam Investors Fund                               Registered Investment Company          11,192,619
*        974,505      Putnam International New Opportunities Fund         Registered Investment Company          10,066,637
*      1,203,629      Putnam Global Equity Fund                           Registered Investment Company           9,231,838
*        595,894      Putnam New Value Fund                               Registered Investment Company           9,337,662
*        603,091      Putnam Growth Opportunities                         Registered Investment Company           7,840,188
*        877,067      Putnam High Yield Trust                             Registered Investment Company           6,990,225
*        621,527      Putnam Equity Income Trust                          Registered Investment Company           9,782,838
*        587,428      Putnam Research Fund                                Registered Investment Company           7,648,310
*        635,736      Putnam Income Fund                                  Registered Investment Company           4,310,291
*        607,302      Putnam Capital Opportunities Fund                   Registered Investment Company           6,224,841
*        508,779      Putnam Mid Cap Value Fund                           Registered Investment Company           6,420,792
*        283,204      Putnam American Gov't Income Trust                  Registered Investment Company           2,557,331
*        286,317      Putnam Capital Appreciation Fund                    Registered Investment Company           4,661,248
*        359,613      Putnam Classic Equity Fund                          Registered Investment Company           4,247,025
*        328,036      Putnam Global Income Trust                          Registered Investment Company           4,080,770
*        235,930      Putnam Convertible Income-Growth Trust              Registered Investment Company           3,857,456
*        621,509      Putnam High Yield Advantage Trust                   Registered Investment Company           3,778,773

(Continued)


PUTNAM INVESTMENTS
PROFIT SHARING RETIREMENT PLAN

FORM 5500--SCHEDULE H--PART IV--LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------------
                                                                        (c) Description of                      (e) Current
(a)       Shares            (b) Identity of Issue                           Investment                (d) Cost **    Value
*        171,784      Putnam Europe Equity Fund                           Registered Investment Company           3,076,643
*        528,125      Putnam Asset Allocation Fund:  Balanced             Registered Investment Company           5,217,875
*        168,060      Putnam U.S. Government Income Trust                 Registered Investment Company           2,215,032
*        476,424      Putnam Asset Allocation Fund:  Growth               Registered Investment Company           4,821,412
*        256,777      Putnam Diversified Income Trust                     Registered Investment Company           2,567,766
*        103,265      Putnam Global Natural Resources Fund                Registered Investment Company           2,113,836
*        266,670      Putnam Intermediate U.S. Governement Income Fund    Registered Investment Company           1,376,018
*        185,864      Putnam Asset Allocation Fund: Conservative          Registered Investment Company           1,641,176
*        265,329      Putnam Small Cap Growth Fund                        Registered Investment Company           4,982,885
*        122,469      Putnam Utilities Growth and Income Fund             Registered Investment Company           1,055,682
*        637,474      Putnam Discovery Growth                             Registered Investment Company          10,320,703
*      1,159,707      Putnam International Equity Fund                    Registered Investment Company          24,098,719
*        529,300      Putnam International Cap Opportunities              Registered Investment Company           9,683,718


                      Total Mutual Funds and Collective Trust                                                   413,704,150

*        343,778      Marsh & McLennan Companies, Inc.                    Common Stock                           16,463,546

*                     Participants                                        Participant loans -
                                                                          Various maturities from
                                                                          2003 and 2013 at interest
                                                                          rates ranging from
                                                                          4.0% to 12.375%                        10,611,759
                                                                                                               ------------
                      TOTAL INVESTMENTS                                                                        $440,779,455

                                                                                                                 (Concluded)

 * Permitted party-in-interest.

   (Note - The Putnam mutual funds are sponsored by Putnam Investments Trust, a party-in-interest to the Plan.)

** Cost information is not required for participant-directed investments and is therefore not included.
